SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports on Recent Impacts on its Operations

Operations were back to normal on Wednesday and the Company

is confirming its financial projections for 2010

São Paulo, August 5, 2010 – GOL Linhas Aéreas Inteligentes S.A (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, has suffered delays on its route network due to a change in the configuration of the system for processing pilot and flight attendant rosters, leading to some crew members reaching their flying-hour limit during the last weekend. Operations were back to normal as of the early hours of yesterday and the Company expects a continuous improvement in its regularity and punctuality indicators throughout the next few days.

     According to official statement made today by Chairman and President of ANAC, Solange Vieira, the situation in Brazilian airports are back to normal, and on the morning of this Thursday, there were practically no delays by the Company.

The statement below, announced for the customers of the Company, was published today through the main newspapers in the country:

GOL announces that its flights are back to normal

and apologizes to its customers

The recent fight delays and cancellations have already been resolved. Our operations are back to normal, within the standards laid down by the National Civil Aviation Agency (ANAC). During the period of the delays, we did everything possible to minimize the problem and accommodate affected passengers on other flights, in addition to providing accommodation and meals whenever needed.

The regrettable situation was caused by a change in the system for processing flight crew rosters, but we have already implemented the necessary remedial measures. We apologize most sincerely to our clients and would like to thank all our employees for their dedication to getting our operations back to normal as quickly as possible.

Not only do we regret the inconvenience caused, but we are fully committed to redoubling our efforts to repay the trust of our customers.

We carry the highest number of passengers in Brazil and, thanks to our continuous efforts, we have also been the country’s most punctual airline for some months..

On each of our 860 daily flights, we seek to provide our customers and crew with the most rigorous safety, comfort and service conditions. In 2009 and 2010, the Company was inspected by the regulatory agency in relation to excess crew workload and was approved on every occasion.

The safety of our employees and customers is part of our mission and one of our core values.

GOL Linhas Aéreas Inteligentes S.A.

GOL would also like to take this opportunity to confirm its financial projections for 2010 and that its third-quarter results have not been materially affected.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.